August 5, 2022

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Plains GP Holdings, L.P.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed March 1, 2022
File No. 001-36132

Ladies and Gentlemen:

Set forth below are the responses of Plains GP Holdings, L.P. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 25, 2022, with respect to the Company’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2021, File No. 001-36132, filed with the Commission on March 1, 2022 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. We have included our prior responses to the Staff’s comments but have supplemented those responses with the information appearing in bold text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

We note that a number of the Staff’s comments in its July 25 letter request information for periods subsequent to December 31, 2021. Where applicable, we have included responsive information for the period beginning on January 1, 2022 and continuing through the close of our second quarter, June 30, 2022; please note that we believe our disclosures were accurate at the time of filing (and remain accurate) and that most of this information was not available to us at the time the Form 10-K was filed on March 1, 2022. Our inclusion of any such responsive information should not be considered as an indication that we regard such information as material to the Company or its operations, that we intend to amend the Form 10-K to include such information or that such information will necessarily be included in future filings by the Company. Any such determinations with respect to materiality or inclusion in future filings will be made based on the facts and circumstances in existence at the time of preparation of such filings.

333 Clay Street, Suite 1600 ■ Houston, Texas 77002 ■ 713/646-4100 or 800-564-3036

Securities and Exchange Commission

August 5, 2022

Form 10-K filed March 1, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 73

1.	We note your response to prior comment 2 and reissue it in part. Please tell us about and quantify future capital expenditures for climate-related projects, including amounts you have budgeted or expect to incur.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that our “climate-related” projects are designed to manage and reduce our greenhouse gas (GHG) emissions or our energy consumption. To that end, we assess and, where feasible, adopt technologies to increase efficiencies and reduce GHG emissions. To date, the majority of our efforts have resulted in changes to our business practices and have not included significant capital expenditures. The capital expenditures associated with adopting technologies to reduce GHG emissions and increase efficiencies have not been material to our operations and totaled less than $1.5 million per year for the years ending December 31, 2021, 2020 and 2019, respectively.

In June, we announced plans to install a battery energy storage system at our natural gas liquids fractionation and storage facility in Sarnia, Ontario. The system is designed to reduce the facility’s power draw from Ontario’s electric grid during periods of peak power demand and could be considered “climate-related.” We expect to incur total costs of approximately $5 million associated with this project during the years ending December 31, 2022 and 2023, which amount we do not regard as material to the Company or its operations. We do not have any additional “climate-related” capital expenditures budgeted at this time.

To the extent we incur material capital expenditures related to climate-related projects in the future, we will include appropriate disclosure in our filings with the Commission.

2.	Your response to prior comment 3 stating that, to date, "you believe variations in the volumes in overall hydrocarbon products [you] handle have been primarily driven by underlying supply and demand factors and the level of drilling activity in the areas where [you] operate, rather than as a result of direct or indirect consequences of climate-related regulation or business trends" appears inconsistent with your disclosure on page 67 of your Form 10-K that your and your customers’ operations are subject to a "number of risks arising out of the threat of climate change, energy conservation measures, or initiatives that stimulate demand for alternative forms of energy that could result in ... a reduced demand for the crude oil and natural gas" and that "[t]he potential impact of changing demand for crude oil and natural gas services and products may have a material adverse effect on PAA’s business, financial condition, results of operations and cash flows." As requested in our prior comment, please revise to provide expanded disclosure discussing increased competition to develop innovative new services that result in lower emissions as an indirect consequence of climate-related regulation or business trend.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that we have not identified any material indirect consequences of climate-related regulation or business trends that have had, or are expected to have, a material impact on our business, financial condition, liquidity or results of operations. We currently disclose that, to the extent demand for the products we handle declines, our operations could be materially adversely impacted. To date, we believe variations in the volumes in overall hydrocarbon products we handle have been primarily driven by underlying supply and demand factors and the level of drilling activity in the areas where we operate, rather than as a result of direct or indirect consequences of climate-related regulation or business trends. We do not regard such statement of belief regarding our actual experience to date as being inconsistent with risk factor language that identifies “potential” future outcomes that “could” occur. We included the risk factor you identified on page 67 of our Form 10-K because we think it is appropriate to identify, as a potential future risk, that we may experience declines in demand for our services to the extent demand for hydrocarbons declines as a result of increasing use of non-hydrocarbon-based energy, even though we have not experienced this impact to date. Finally, we also have not experienced any material competition to our service delivery model as a result of innovative “lower-emission” services being provided by our competitors. We believe all of these potential risks are clearly and appropriately addressed in our filings. Please refer to “Risk Factors—Risks Related to Laws and Regulations Impacting PAA’s Business—Changes in supply and demand for the products PAA handles, which can be caused by a variety of factors outside of its control, can negatively affect its operating results.”

Securities and Exchange Commission

August 5, 2022

To the extent climate-related regulation or business trends result in material direct or indirect consequences to our business, we will include appropriate disclosure in our future filings with the Commission.

3.	We note your response to our prior comment 4 and reissue it in part. Please tell us about and quantify weather-related damages to your property or operations and weather-related impacts to the cost of insurance coverage after December 31, 2021.

In addition, we note your response states that you are not aware of any material indirect weather-related impacts on major customers or suppliers for the periods covered in your Form 10-K. However, you disclose on page 55 of your Form 10-K that the location of some of your customers' assets in the U.S. Gulf Coast region makes them particularly vulnerable to hurricane or tropical storm risk. Please provide expanded disclosure that more thoroughly addresses the potential for indirect weather-related impacts that have affected or may affect your customers or suppliers.

RESPONSE:     We acknowledge the Staff’s comment and advise the Staff that, to date, we have not experienced any material physical effects of climate change on our assets, operations or results and we do not currently expect any material changes in the future.

Securities and Exchange Commission

August 5, 2022

Severe weather and other natural disasters could adversely impact our property and operations. However, we have not experienced any material weather-related damage to our property or operations as a result of hurricanes, tropical storms or other extreme weather events. While portions of our property and operations have been temporarily impacted by severe weather-related events in the past, such damage has not been material to our operations. Total expenses associated with weather related incidents averaged less than $1 million per year, or 0.06% of Field operating costs for the three-year period ended December 31, 2021. Similarly, total expenses due to weather related damage to our property and operations through the second quarter of 2022 have not been material and were consistent with the annual rate of such expenditures for the three-year period ended December 31, 2021.

As disclosed in our Form 10-K, we maintain various types and varying levels of insurance to cover our operations and properties, and we self-insure certain risks, including named windstorms. We do not believe that recent weather-related events have significantly impacted the cost or availability of insurance coverage, and we have not incurred any significant losses as a result of our self-insurance of certain of these risks. Our total insurance expense has consistently averaged less than 4% of Field operating costs per year over the three-year period ending December 31, 2021. In addition, for the first half of 2022, we did not experience any increases in the costs of insurance due to weather related events or incidents. While it is possible that weather-related events could impact the cost or availability of insurance coverage in the future, we are not able to quantify, with any degree of certainty, those potential impacts at this time.

We have a diverse supplier and customer base and are not aware of any material indirect weather-related impacts on major customers or suppliers during the periods covered in our 2021 Form 10-K. We do not regard such statement of awareness regarding the business and operations of third parties as being inconsistent with the inclusion of risk factor language on page 55 of our Form 10-K that references the reality that the location of some of our customers’ assets in the U.S. Gulf Coast region makes them vulnerable to hurricane or tropical storm risk. We also believe that these disclosures are appropriate and sufficient for our investors (especially considering that we have indicated that we are not aware of any material indirect weather-related impacts on our major customers or suppliers) and that it would be inappropriate for us to speculate about the specifics of “potential indirect weather-related impacts” that “have affected or may affect” our customers or suppliers.

However, we will continue to evaluate the impact of the physical effects of climate change on the Company and our customers and suppliers and will describe such effects in future filings with the Commission if and when they become material to our operations

Securities and Exchange Commission

August 5, 2022

4.	We note your response to prior comment 6 and reissue it in part. Please quantify amounts you expect to incur for the purchase or sale of carbon credits or offsets for any future periods.

RESPONSE:    We acknowledge the Staff’s comment and advise the Staff that costs to purchase carbon credits or offsets in any jurisdiction have not been material to our financial condition or results of operations in the periods covered by our Form 10-K. Our costs to purchase carbon credits in all jurisdictions averaged less than $5 million per year, or 0.04% of Field operating costs for the three years ending December 31, 2021. For 2022 and 2023, we currently forecast gross carbon credit purchase costs for all jurisdictions of approximately $4-6 million per year, which amounts are in line with our historical expenditures. In addition, we forecast sales of carbon credits of approximately $5 million per year for 2022 and 2023. Such purchase and sale amounts are not expected to be material to our financial condition or results of operations for these periods. We have not prepared forecasts of purchases or sales of carbon credits for any periods beyond 2023, but currently do not expect a material change from historical amounts.

To the extent our costs associated with the purchase or sale of carbon credits or offsets become material in the future, we will include appropriate disclosure in our future filings with the Commission.

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Securities and Exchange Commission

August 5, 2022

Please contact Alan Beck at Vinson & Elkins L.L.P. (713-758-3638) if you have any questions with respect to the foregoing or if any additional or supplemental information is required by the Staff.

Very truly yours,

PLAINS GP HOLDINGS, L.P.

By: PAA GP Holdings LLC

By:	/s/ Chris Herbold
Name:	Chris Herbold
Title:	Senior Vice President, Finance and Chief Accounting Officer

cc:	Alan Beck, Vinson & Elkins, L.L.P.